    As filed with the Securities and Exchange Commission on February 2, 2000


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   -----------

                               AMENDMENT NO. 1 TO

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12 (b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                  CLARIFY INC.
             (Exact name of registrant as specified in its charter)

                Delaware                                        77-0259235
(State of incorporation or organization)                       (IRS Employer
                                                             Identification No.)

         2560 Orchard Parkway
         San Jose, California                                     95131
(Address of principal executive offices)                        (Zip Code)

     If this form relates to the registration of a     If this form relates to the registration of a
     class of securities pursuant to Section 12(b)     class of securities pursuant to Section
     of the Exchange Act and is effective              12(g) of the Exchange Act and is effective
     pursuant to General Instruction A.(c),            pursuant to General Instruction A.(d),
     check the following box. [ ]                      check the following box. [x]


Securities Act registration statement file number to which this form relates:

---------------
(if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

      Title of Each Class                         Name of Each Exchange on Which
      to be so Registered                         Each Class is to be Registered
      -------------------                         ------------------------------
             None                                             None


Securities to be registered pursuant to Section 12(g) of the Act:

                        Preferred Share Purchase Rights
                        -------------------------------
                                (Title of Class)

     This Amendment No. 1 amends the Registrant's Registration Statement on Form 8-A as filed with the Securities and Exchange Commission on June 24, 1997 (the "Registration Statement"), which was filed in connection with the Registrant's adoption of a Rights Agreement.

     This Amendment No. 1 to the Registration Statement is being filed in order to amend Item 1 of the Registration Statement and to include as an exhibit to the Registration Statement the First Amendment to Rights Agreement dated as of October 18, 1999, between the Registrant and Harris Trust Company of California. Except as amended hereby, there are no other changes to the Registration Statement.


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



Item 1. Description of Registrant's Securities to be Registered

     Item 1 of the Registration Statement is hereby amended and restated in its entirety as follows:

     On June 11, 1997, the Board of Directors of Clarify Inc. (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.0001 per share, of the Company (the "Common Stock"). The dividend is payable on June 30, 1997 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $.0001 per share, of the Company (the "Preferred Stock") at a price of $95.00 per one one-thousandth of a share of Preferred Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of June 13, 1997, as the same may be amended from time to time (the "Rights Agreement"), between the Company Harris Trust Company of California as Rights Agent (the "Rights Agent").

     Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (with certain exceptions, an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of 15% or more of the outstanding shares of Common Stock (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock, certificates outstanding as of the Record Date, by such Common Stock certificate together with a copy of the Summary of Rights attached to the Rights Agreement as Exhibit C.

     The Rights Agreement provides that, until the Distribution Date (or earlier expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuances of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on June 13, 2007 (the "Final Expiration Date"), unless the Final Expiration Date is advanced or extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.


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

     The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights is subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

     Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a quarterly dividend payment of 1000 times the dividend declared per Common Share. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to a minimum preferential payment of $1,000 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate payment of 1,000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1,000 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which outstanding shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

     Because of the nature of the Preferred Stock's dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right that number of shares of Common Stock having a market value of two times the exercise price of the Right.

     In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the Right.

     At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such Acquiring Person which will have become void), in whole or in part, for shares of Common Stock or Preferred Stock (or a series of the Company's preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one share of Common Stock, or a fractional share of Preferred Stock (or other preferred stock) equivalent in value thereto, per Right.

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock or Common Stock will be issued (other than fractions of Preferred Stock which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the Preferred Stock or the Common Stock.

     At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), payable, at the option of the Company, in cash, shares of Common Stock or such other form of consideration as the Board of Directors of the Company shall determine. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     For so long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights.

     Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     On October 18, 1999, the Company amended the Rights Agreement by executing a First Amendment to Rights Agreement (the "Amendment") between the Company and Harris Trust Company of California. The Amendment provides that none of Nortel Networks Corporation, a corporation organized under the laws of Canada ("Nortel"), Northern Crown Subsidiary, Inc., a corporation organized under the laws of Delaware and a wholly owned subsidiary of Nortel, or any of their respective subsidiaries, Affiliates or Associates is an Acquiring Person (as that term is defined in the Rights Agreement) execution solely by virtue of the approval, of the Agreement and Plan of Merger dated as of October 18, 1999 (the "Merger Agreement"), or consummation of the transactions contemplated by the Merger Agreement, including the Merger (as defined in the Merger Agreement). The Amendment further provides that, despite the occurrence of any of the events described above, neither a Shares Acquisition Date (as defined in the Rights Agreement), a Distribution Date (as defined in the Rights Agreement) nor the provisions in Sections 11(a) and 13 of the Rights Agreement will be triggered or occur solely by virtue of the approval, execution or delivery of the Merger Agreement or consummation of the transactions contemplated by the Merger Agreement, including the Merger or any public announcement of the foregoing. The Amendment also provides that the Rights Agreement shall terminate and be of no further force and effect immediately upon the Effective Time (as defined in the Merger Agreement) and at that time, the Rights will be cancelled without any consideration to the holders of the Rights.

     This summary description of the Rights and the Amendment is qualified in its entirety by reference to the full text of the Amendment, which is attached hereto as Exhibit 4.1 and is incorporated herein by reference, and to the Rights Agreement, which was attached as Exhibit 1 to the Registration Statement and is incorporated herein by reference.

Item 2.   Exhibits

     The following exhibits are filed as a part of this Registration Statement:


     1.*  Rights Agreement, dated as of June 13, 1997, between the Company and
          Harris Trust Company of California, including the Certificate of
          Designation of Series A Junior Participating Preferred Stock, Form of
          Right Certificate and Summary of Rights to Purchase Preferred Shares attached thereto as Exhibits A, B and C, respectively.

     4.1 First Amendment to Rights Agreement, dated as of October 18, 1999, between the Company and Harris Trust Company of California.

---------------
* Previously filed with the Securities and Exchange Commission on June 24, 1997.

                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  February 2, 2000                 CLARIFY INC.


                                        By: /s/ ANTHONY ZINGALE
                                           -------------------------------------
                                           Anthony Zingale
                                           President and Chief Executive Officer

                                INDEX TO EXHIBITS

Exhibit No.    Description
    1.*        Rights Agreement, dated as of June 13, 1997, between the Company and Harris Trust Company of California, including the Certificate of Designation of Series A Junior Participating Preferred Stock,
               Form of Rights Certificate and Summary of Rights to Purchase
               Preferred Shares attached thereto as Exhibits A, B and C
               respectively.

    4.1 First Amendment to Rights Agreement, dated October 18, 1999, between the Company and Harris Trust Company of California.

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* Previously filed with the Securities and Exchange Commission on June 24, 1997.